ORBIS

Warszawa , 2003-08-14


03029545

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2003
WASH. D.C. 188 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 22/2003.
Best regards

Andrzej Szułdrzyński
Vice-President

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01

Current report no 22/2003

The Management Board of "Orbis" S.A. hereby informs that it convenes an Extraordinary General Assembly of „Orbis" S.A. Shareholders to be held on September 11, 2003, at 10.00 a.m. in the Company's corporate headquarters, in the conference room of the Orbis S.A. Management Board's Office in Warsaw (Poland), at 16, Bracka street, according to the following agenda:

1. Opening of the General Assembly and election of its Chairperson;
2. Confirming that the General Assembly of Shareholders has been properly convened and that it is capable of adopting resolutions;
3. Election of the ballot counting committee;
4. Adopting resolution concerning issue of bonds and authorizing the Orbis S.A. Management Board to undertake factual and legal actions related to this issue;
5. Closing the General Assembly of Shareholders.

The Management Board hereby informs that participation in the General Assembly shall be conditional upon filing registered share deposit certificate with the Company at the latest one week prior to the date of the General Assembly. The registered share deposit certificates should be submitted to the Management Board's Office of Orbis S.A. at 16, Bracka street in Warsaw, Poland, room no 515 (V floor), from 9:00 a.m. till 4:00 p.m. daily, by September 3, 2003.